Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

The following is an excerpt from a transcript of a communication made available on Energy Evolution by S&P Global Commodity Insights concerning the proposed business combination between Sizzle Acquisition Corp. (Nasdaq: SZZL) and Critical Metals Corp.

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Taylor Kuykendall

All right. Now let's hear a bit from someone who is actually doing some of this mining. Tony Sage is the executive chairman of Critical Metals Corp. They supply local lithium to fuel Europe's green energy transition. The company's aiming to be Europe's first fully licensed lithium mine. Now, does Tony think the public's increasingly paying attention to mining companies and their role in the energy transition?

Tony Sage

Look, I think it is, there's been a lot of resistance to mining. If you go to the mining conferences that I do, there's a lot of people that turn up and, uh, protest. But I think they're beginning to realize now that virtually everything day to day that you use comes from the earth. Uh, even in your telephone. I mean, forget the, the lithium ion battery in there, but it virtually everything in the telephone, the smartphone that you've got is a mineral or comes from, uh, other industries, uh, that are very linked to minerals. So yeah, I think the public is becoming increasingly aware that we do need to mine these minerals.

Taylor Kuykendall

Alright. So Tony, can you tell us a little bit more about the, the European lithium market? What are the supply demand dynamics there? What's the regulatory environment like, and how does it all kind of play into the macro economic issues that we we see with China?

Tony Sage

Yeah, look, it's a very, very difficult situation in Europe. There's a lot of demand for high grade batteries. Um, and the supply is very limited. Uh, we believe we're gonna be the only supplier in the short term we want to be, uh, once our mine is kicked off in, in, in running. So, just to give you an example, virtually all of the jurisdiction Europe will not allow internal combustion engines, cars on the roads from some countries, 2030, some from 2035. So there's gonna be a massive retooling by all of the major manufacturers, uh, in Europe. And at the moment, all of the supply, uh, into Europe is coming from outside of Europe. So the EU now has really, uh, gotten onto this, and they've set up a, a critical metals, critical minerals subcommittee at the EU. They've put out a draft paper, it will become legislation that they want by 2030, 2035, at least 10% of the minerals that is required for the ev industry to be produced from Europe. So the regulatory framework is very good for European suppliers of lithium, cobalt, et cetera, et cetera. So yeah, the demand, uh, is certainly outstripping the supply in Europe for Europe at the moment.

Taylor Kuykendall

Excellent. And so your company's working on this, uh, project, knows the Wolfsberg lithium project. Can you tell us a little about the, the history of that and, and the plans the company has for that and, and its role in the, in serving those that demand for lithium?

Tony Sage

Yeah, look, it's a fantastic history. This one. Uh, it was actually built in the 1980s. Not many mines are built by governments. Uh, but the government of Austria were looking for, uh, minerals. They found this, uh, lithium deposit and not with a lot of drilling. Uh, they managed to actually build out the mine. So they've built one and a half kilometers of attics, which followed the lithium seam from, uh, surface. It's a fantastic opportunity for someone. If this area was found today because of the environmental, uh, issues, you would not be able to probably build the mine that's there. But because it's there, we uh, uh, have had a fantastic opportunity now to exploit it. Uh, there's not much work to do on the mine itself. It's already prebuilt. So what we're gonna do now is finalize the financing and then start mining hopefully in the next six to eight months. Uh, and that'll be, uh, a fantastic opportunity for Austria to get into the, uh, business of exporting, lithium sponsoring.

Taylor Kuykendall

My understanding is that soon that investors will have, uh, exposure, that could have exposure to this project through a listing on the US stock Exchange. Can you tell us a little more about that and, and, uh, maybe the rationale behind getting the asset on that listing?

Tony Sage

Yeah, yeah, like I said, we, we, we founded this mine ourselves in 2012. Uh, lithium wasn't huge, uh, uh, at the time in, in 2012, it became really popular as a mineral, uh, for EVs, et cetera, in about 2015. So what we decided to do at the time, we decided to list in Australia, uh, that's where I'm from. Uh, the company was already here. We, we bought the mine off the local landowner, and uh, we listed it here. The unfortunate thing for us is, uh, there are so many other lithium plays in Australia. If you are looking for finance or you're looking for equity shareholders, uh, there's so many to choose from in Australia. There's not this sort of, uh, mindset where a lot of Australians, uh, think that if you're in Europe, it's pristine, you won't be able to set up a mine.

So I think we, uh, came to the US mainly for that reason. Uh, the US uh, opens up the market to a whole potential new investors. It also opens up the market to many, many more billions of dollars of financing capability out of New York. So, uh, it was a very good opportunity for us then now to, to move, uh, the, uh, jurisdiction from the Australian Stock Exchange to the Nasdaq. And, uh, it's been a fantastic opportunity for us. It's been very good meeting, uh, a lot of fund managers, uh, ESG funds, et cetera, in New York. I've done already two or three visits, so, uh, getting the financing, getting the funding, uh, is gonna be a lot easier for us for a European project.

Taylor Kuykendall

Excellent. I wanna back up and just talk a little bit more generally about the, the industry versus, uh, your company specifically. Do you see the potential for bottlenecks in the, in the supply chain for some of these critical minerals? Maybe especially share your view on, on how this might happen with lithium markets.

Tony Sage

Yeah. Look, uh, with lithium, I think the Chileans voted in a left wing government, uh, some 12, 12 months ago or so. And, uh, that's caused a a lot of concern. He came in on the platform that he was gonna nationalize all the mining industry. Uh, it hasn't happened yet, which is fantastic. But what he's done is he's passed a lot of legislation in relation to giving the local people power over their water supply. And a lot of the, uh, Chilean lithium comes from Brian's so, you know, which is, uh, a huge usage of water. So already four projects, uh, have had to be halted and it's yet to be seen what's gonna happen. Uh, so that's really concerning for the supply, uh, of lithium. If number one, he, he gets his, uh, agenda and does nationalize the mines. I mean, you saw what happened to Venezuela, one of the richest countries in the world once it became, uh, in, uh, the government hands.

It, it is just, it's just failed. And that's what we don't need, uh, for Chile for that to happen. But if it does happen, there's gonna be a, a big supply, uh, shortage because they, with Australia, two of the leading suppliers of the raw spamy that goes into China to produce the battery. So that's one bottleneck that may happens. The other one I did already touch on was, uh, the Chinese, uh, at the moment supply about 80%. Um, if they decided that for their own EV industry and for their pollution requirements, they wanna use up all of the lithium that they take in as a spotter, mean concentrate, then the world has got a massive problem. Because like I said, around 80% comes from their, so we'd have to quickly retool and build carbonate plants and hydroxide plants, and they're not easy to build. Uh, it's a two or three year process to get one, uh, from scratch up and running. So yeah, look, there could be bottle X coming up on that side, and that's why you see the lithium price. I mean, 18 months ago, hydroxide was selling at seven and a half thousand, uh, ton. It's gone up to as high as 80,000 a ton. It's now settling in at about 45,000 a ton, which is still, uh, six or seven times more than it was only 18 months ago. So that's how much demand has been, uh, put into the system.

Taylor Kuykendall

Excellent. This my, my last question, I want to kind of go back to the first thing I asked you and kind of tie maybe all this together. You know, as we talk about people becoming more aware that the mining sector is gonna be crucial for supplying the, the materials that we need for this energy transition, do you think the mining industry still has a ways to go on maybe helping alleviate some of those issues? You talked about from the beginning this idea that people think of mining as dirty or that they, they worry about its environmental effects. What, what does the industry need to do to assure people that, that they're not creating more problems when they try to address the problems that come from climate change?

Tony Sage

Yeah, well, let's, uh, before I answer that fully, I mean the, you've got more than one mineral. I mean, a lot of people just, uh, talk about lithium, but it's cobalt, it's, uh, copper. There's five times more copper in a EV than a normal internal combustion engine car. There's nickel, manganese, graphite. There's a lot of these things that go into, into battery. So it's, it's not just, uh, lithium, but what the big miners are doing at the moment, uh, which I applaud they should have done it 15 years ago, is start to educate, uh, the population. So there's so many in Australia, especially cuz we're, uh, a massive exporter of minerals. Um, there's been a concerted effort by all of the mining companies to educate people. So education is going to schools, uh, putting ads on tv, uh, at the cinema, et cetera, et cetera. So really number one, I think is educating the, uh, public that, um, without these minerals being mined, uh, your lifestyles will change completely lately.

Taylor Kuykendall

Okay, that's a great point. Let's turn to our next guest.

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Additional Information and Where to Find It

The information contained herein is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The Registration Statement has not yet been declared effective. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced herein in each case is not incorporated by reference into, and is not a part of, the enclosed information.

Participants in the Solicitation

The information contained herein is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K filed with the SEC on March 28, 2023 and Form 10-Q filed with the SEC on May 15, 2023, and Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K or 10-Q, or proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Sizzle intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, the information contained herein. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements herein. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this filing, except as required by applicable law.